

10030245

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-26155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAY 2 8 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2009 (MM/DD/YY) **AND ENDING** MARCH 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

THOMAS P. REYNOLDS, ~~LTD.~~ Securities Ltd
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 JERICHO TURNPIKE SUITE 304
(No. and Street)

JERICHO (City) NEW YORK (state) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNON BRENNAN (212) 742-1616
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

2663 Nottingham Way PO Box 2555 (Address) Hamilton Square (City) NJ (state) 086390 Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I Kennon Brennen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Reynolds LTD as of March 31 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



~~President~~ Mng. Partner

Title



Notary Public

PASCALE NICOLAS
Notary Public, State of New York
No. 01NI6197113
Qualified in Nassau County
Commission Expires 12/29/12

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas P. Reynolds Securities, Ltd.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

March 31, 2010

THOMAS P. REYNOLDS SECURITIES, LTD.

FINANCIAL HIGHLIGHTS
March 31, 2010

	2010
NET INCOME	$ 20,757
NET WORTH	192,052
CASH AND CASH EQUIVALENTS	25,636
CURRENT RATIO	1.64 : 1.0

MICHAEL T. REMUS
Certified Public Accountant
2663 Nottingham Way, Suite 3
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditor's Report

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the accompanying statement of financial condition of Thomas P. Reynolds Securities, Ltd. as of March 31, 2010, and the related statement of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas P. Reynolds Securities, Ltd. as of March 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



May 24, 2010
Hamilton Square, New Jersey

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
March 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents	$	27,460
Commissions and fees receivable		2,630
Prepaid expense		2,215
Total Current Assets		32,305
Office and Transportation Equipment		
Computer equipment		6,504
		6,504
Less: Accumulated depreciation		(5,246)
		1,258
Other Assets		
Goodwill		178,180
Total Assets	$	211,743

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Bank overdraft	$	1,824
Accounts payable and accrued expenses		13,734
Payroll taxes payable		4,133
Total Current Liabilities		19,691
Total Liabilities		19,691
Stockholders' Equity		
Common stock, no par, 200 shares, authorized and issued		100,000
Retained earnings		92,052
		192,052
Total Liabilities and Stockholders' Equity	$	211,743

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Year Ended March 31, 2010

REVENUES	
Commission income, net of rebates	$ 765,712
12-b-1 Fees	3,945
	769,657
OPERATING EXPENSES	
Salaries and Wages	207,820
Payroll taxes and benefits	17,347
Rent and utilities	20,118
Clearing fees	96,624
Trades & tickets	193,049
Commission expense	19,000
Consulting	8,257
Office expense	104,103
Bank charges	931
Professional fees	8,648
Insurance	6,518
Dues and fees	4,362
Contributions	820
Fees and licenses	2,011
Travel	6,125
Professional development	462
Depreciation expense	2,274
	698,469
Income From Operations	71,188
Other Income (Expense)	
Acquistion Costs	50,431
Net Income	20,757
Retained Earnings - April 1, 2009	71,295
Retained Earnings - March 31, 2010	$ 92,052

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended March 31, 2010

Subordinated Liabilities at April 1, 2009	$ -
Increases	-
Decreases	-
Subordinated Liabilities at March 31, 2010	$ -

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended March 31, 2010

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at April 1, 2009	200	$ 100,000	$ -	$ 71,295	$ 171,295
Current year activity	-	-	-	-	-
Net Income	-	-	-	20,757	20,757
Balance at March 31, 2010	200	$ 100,000	$ -	$ 92,052	$ 192,052

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.

STATEMENT OF CASH FLOWS
Year Ended March 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 20,757
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	2,274
(Increase) Decrease in:	
Receivables	(508)
Prepaid expense	(2,215)
Increase (Decrease) in:	
Accounts payable and accrued expenses	7,977
Payroll tax payable	(6,063)
Net cash provided by operating activities	22,222
Cash Flows From Investing Activities	
Purchase of Fixed assets	-
Cash paid for Goodwill	(33,625)
Net cash used in investing activities	(33,625)
Cash Flows From Financing Activities	-
Net increase in cash	(11,403)
Cash and cash equivalents at Beginning of Year	37,039
Cash and cash equivalents at End of Year	$ 25,636
Supplemental Disclosures	
Cash paid for income taxes	$ -
Cash paid for interest	-

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES LTD
NOTES TO FINANCIAL STATEMENTS
Year Ended March 31, 2010

NOTE 1. NATURE OF BUSINESS

Thomas P. Reynolds Securities Ltd., was organized in October 1980 under the laws of the State of New York. The Company engages in the business of trading securities for major investment firms, and is a member of the National Association of Securities Dealers Inc. (NASD).

NOTE 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the fifth business day following the transaction date. All other accounts of the Company are maintained on the accrual basis of accounting.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2010.

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Accounts receivable are not collateralized.

Revenue Recognition

The Company recognizes revenue from commission income when earned, that is when the trade has been completed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130"), that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. The adoption of this statement effective April 1, 1998 had no impact on the companies results of operations or financial position since the statement requires only additional financial information disclosure. As of the date of these financial statements the company had no components of comprehensive income.

Note 3. LEASE

The Company has entered into a sublease agreement with Reynolds Consulting Services LLC whereby Reynolds Consulting Services will assume 75% of all rent , taxes and other charges by the Landlord AND Reynolds Securities will assume the remaining 25%.

Rental expense for the year ended March 31, 2010 was $20,118..

NOTE 4. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of cash and accounts receivable.

NOTE 5. INCOME TAXES

The components of income tax expense for the year ended March 31, 2010 are as follows:

Current - Federal	$ - 0 -
State	- 0 -
Deferred - Federal	- 0 -
State	- 0 -

Note 6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company had net capital of $12,114., which was $7,114. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 1.475 to 1.

Note 7. Asset Purchase Agreement:

Pursuant to a Contract of Sale dated December 10, 2004 between Thomas P. Reynolds, the majority shareholder of Thomas P. Reynolds Securities, Ltd.(the Company) and Shannon Burhance a minority shareholder of the Company and Kennon A. Brennen an unrelated party, Thomas P. Reynolds sold his entire interest in the Company to Shannon Burhance and Kennon A. Brennen transferring all assets and control of Thomas P. Reynolds Securities, Ltd. to the above mentioned parties effective April 1, 2005, provided however that a new entity Reynolds Consulting Services, LLC be established to carry on the consulting services to union and multi-employer benefit plans independent of Thomas P. Reynolds Securities, Ltd.

Note 8. Goodwill:

Goodwill recorded by the Company has not been amortized and will be evaluated on an annual basis, or sooner if deemed necessary, in connection with other long lived assets, for potential impairment. Other acquistion costs have been expensed as incurred.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of March 31, 2010

MICHAEL T. REMUS
Certified Public Accountant
2663 Nottingham Way, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditors Report on
Internal Accounting Control

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the financial statements of Thomas P. Reynolds Securities, Ltd. As of March 31, 2010 and have issued my report thereon dated May 24, 2010. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended March 31, 2010, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.



May 24, 2010
Hamilton Square, New Jersey

THOMAS P. REYNOLDS SECURITIES, LTD

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of March 31, 2010

Pursuant to rule 15c 3-3 relating to possession or control requirements, Thomas P. Reynolds Securities, Ltd. clears on a fully disclosed basis, and possession and control is handled through Bank of America Merrill Broadcourt Capital Corp., and JP Morgan Bear Clearing Corp.

THOMAS P. REYNOLDS SECURITIES, LTD.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended March 31, 2010

NET CAPITAL

Common stock	$	100,000
Additional Paid-In Capital		-
Retained earnings		92,052
Total Credits		192,052

Debits

Receivables to non-customers		-
Equipment less accumulated depreciation		1,258
Goodwill		178,180
Haircuts		500
Total Debits		179,938
NET CAPITAL	$	12,114

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness		1,313
Minimum capital requirement		5,000
Net capital in excess of requirements	$	7,114

Ratio of Aggregate Indebtedness to Net Capital — 1.475 to 1

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended March 31, 2010

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of March 31, 2010)

Net Capital, as reported in Company's Part II unaudited Focus Report	$ 18,197
Net Capital, per above	12,114
Difference	$ 6,083

	Per Focus Report	Adjustments	Per Audit
Members' Equity and Net Capital	$ 188,013	$ 4,039	$ 192,052
Deductions and / or charges			
Non Allowable - Computer	(1,956)	698	(1,258)
Goodwill	(164,928)	(13,252)	(178,180)
Prepaid Finra	(2,932)	717	(2,215)
Payroll tax	-	1,449	1,449
Trades and tickets	-	95	95
Unidentified	-	171	171
	$ 18,197	$ (6,083)	$ 12,114

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended March 31, 2010

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	13,734
Payroll taxes payable		4,133
Bank overdraft		1,824
Accrued rebates		-
Corporate income tax payable		-
Total Aggregate Indebtedness	$	19,691

The accompanying notes are an integral part of the financial statements.

THOMAS P. REYNOLDS SECURITIES, LTD.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

FISCAL YEAR ENDED MARCH 31, 2010

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Thomas P. Reynolds Securities, Ltd., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
2663 Nottingham Way, Suite 3
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditor's Report On Supplementary Information Report On Material Inadequacies Required By Rule 17a-5 of the Securities and Exchange Commission

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the accompanying financial statements of Thomas P. Reynolds Securities, Ltd for the year ended March 31, 2010 and have issued my report dated May 24, 2010. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the report titled *REQUIREMENTS PURSUANT TO RULE 17a-5-(e)4* is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



May 24, 2010
Hamilton Square, New Jersey

MICHAEL T. REMUS
Certified Public Accountant
2663 Nottingham Way, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

THOMAS P. REYNOLDS SECURITIES, LTD.

REQUIREMENTS PURSUANT TO RULE 17a-5(e)4
Fiscal Year Ended March 31, 2010

In accordance with Rule 17a-5(e)4, of the Securities and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Thomas P. Reynolds Securities, Ltd. for the year ended March 31, 2010. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purpose. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to March 31, 2010, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Thomas P. Reynolds Securities, Ltd. Taken as a whole.



Hamilton Square, New Jersey
May 24, 2010